SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934
                         Commission File Number: 1-7436


                                 HSBC USA Inc.*
             (Exact name of registrant as specified in its charter)

                                452 Fifth Avenue
                            New York, New York 10018
                                 (212) 525-6100
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                           8 3/8% Debentures due 2007
                       $2.8575 Cumulative Preferred Stock
                       $1.8125 Cumulative Preferred Stock
      Depositary Shares, each representing a one-fourth interest in a share of Adjustable Rate Cumulative Preferred Stock, Series D
             (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(ii) [ ]
        Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(ii) [ ]
        Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [ ]
        Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date:
                                       One

     Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC USA Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

       Date:  January 7, 2000                By: /s/ Gerald A. Ronning
                                                --------------------------
                                                Gerald A. Ronning, Executive
                                                Vice President and Controller

* Prior to January 3, 2000, HSBC USA Inc. was named Republic New York
Corporation.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.